Exhibit (a)(1)(E)

The following is the text of a summary advertisement published in The New York Times on October 3, 2006:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is made only by the offer to purchase dated October 3, 2006, the related letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would be unlawful.

Notice of Offer to Purchase for Cash

any and all Common Shares

at R$6.95 per 1,000 Common Shares

and

any and all Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

at R$6.95 per 1,000 Preferred Shares

of

EMBRATEL PARTICIPAÇÕES S.A.

by

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

a wholly owned subsidiary of

TELÉFONOS DE MÉXICO, S.A. DE C.V.

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK AS RECEIVING AGENT, BY 9:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 3:00 P.M., NEW YORK CITY TIME, IN EACH CASE ON NOVEMBER 6, 2006, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

Telmex Solutions Telecomunicações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“Telmex Solutions”) and a wholly owned subsidiary of Teléfonos de México, S.A. de C.V., a corporation organized under the laws of the United Mexican States (“Telmex”), is offering to purchase any and all common shares, no par value, and any and all preferred shares, no par value (including preferred shares represented by American Depositary Shares, or “ADSs”), of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embratel Holdings”) at a price of R$6.95 per 1,000 common shares and R$6.95 per 1,000 preferred shares (for reference, equivalent to approximately U.S.$15.95 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m. Brasilia time (“PTAX exchange rate”) on September 28, 2006, which was U.S.$1.00 = R$2.1789) in cash, adjusted by the Brazilian Taxa Referencial-TR (a monthly index published by the Central Bank of Brazil, which, for reference, was approximately 0.23% for the month of July 2006) from May 8, 2006 to the date payment is made for shares purchased in the tender offer, net of the stock exchange and settlement fee described below, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 3, 2006 (“Offer to Purchase”) and the related letter of transmittal. ADS holders tendering through The Bank of New York, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is subject to other terms and conditions as set forth in the Offer to Purchase. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.

Holders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. None of Telmex, Telmex Solutions or Embratel Holdings or any of their affiliates or any of their respective boards of directors or executive officers makes any recommendation as to whether holders should tender their shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its shares in the tender offer. Any holder that is in doubt as to the action it should take should contact its broker, lawyer, accountant or other professional advisor without delay.

Through its wholly owned subsidiaries, Telmex owns approximately 97.3% of Embratel Holdings’ outstanding common shares and 45.4% of Embratel Holdings’ outstanding preferred shares as of June 30, 2006. Telmex intends through the tender offer to acquire as many additional common shares and preferred shares (including preferred shares represented by ADSs) as possible as a step towards acquiring 100% of the equity of Embratel Holdings, if it is able to do so. Under Brazilian law, if following completion of the tender offer, less than 5% of Embratel Holdings’ outstanding common shares and preferred shares (including preferred shares represented by ADSs), taken as a whole, are held by shareholders other than (1) Telmex and its affiliates, (2) Empresa Brasileira de Telecomunicações S.A.—Embratel S.A. and (3) officers or members of the Board of Directors or Fiscal Council (Conselho Fiscal) of Embratel Holdings (“public shareholders”), and certain other conditions described in the Offer to Purchase are met, Telmex will have the ability (and intends) to cause the mandatory redemption of all remaining shares held by public shareholders for cash at the tender offer price plus an adjustment at the monthly Brazilian Taxa Referencial-TR and net of certain fees, as described in the Offer to Purchase.

If upon completion of the tender offer Telmex Solutions has acquired more than two-thirds of the common shares or preferred shares held by public shareholders prior to commencement of the tender offer, a holder of shares of that class (or, in certain circumstances, a holder of shares of either class) will have the right, for the three-month period immediately following the Auction Date (as defined below), to require Telmex Solutions to purchase its common shares or preferred shares (including preferred shares represented by ADSs), as the case may be, for cash at the tender offer price plus an adjustment at the monthly Brazilian Taxa Referencial-TR and net of certain fees, as described in the Offer to Purchase (“shareholder put right”). In addition, if at any time following completion of the tender offer certain other conditions are met, the shareholder put right will be available to all holders of common shares and preferred shares (including preferred shares represented by ADSs) for up to an additional three-month period.

Following the tender offer, if the applicable requirements of Brazilian and U.S. law and certain conditions are met, (a) the Brazilian Securities Commission (“CVM”) will withdraw the registration of Embratel Holdings as a publicly traded company in Brazil and will require the delisting of the common shares and the preferred shares from the Bolsa de Valores de São Paulo – BOVESPA (“São Paulo Stock Exchange”) and (b) Telmex will cause Embratel Holdings to terminate the listing of the ADSs on the New York Stock Exchange, to terminate the deposit agreement under which the ADSs are issued, and to terminate the reporting obligations of Embratel Holdings under the U.S. securities laws. Each of these steps is subject to different legal requirements and conditions, which are described in the Offer to Purchase. Whether the requirements for each step are met will depend in part on the number of shares purchased in the tender offer.

The common shares and preferred shares (including preferred shares represented by ADSs) tendered in the tender offer will be purchased through an auction on the São Paulo Stock Exchange, subject to proration under certain circumstances described below. The auction is currently scheduled to occur at 10:00 a.m., New York City time, on November 7, 2006 (such date, as it may be extended as a result of the extension of the Expiration Date, the “Auction Date”). Sell orders from brokers tendering common shares and preferred shares on behalf of tendering shareholders, including the receiving agent’s broker tendering preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer, must be submitted no later than 9:00 a.m., New York City time, on the Auction Date through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code

“EBTP3L” for the common shares and “EBTP4L” for the preferred shares. Sell orders for tendered shares that have not been withdrawn before the beginning of the auction on the Auction Date or, in the case of ADSs, before 9:00 a.m., New York City time (the “ADS Expiration Time”), on November 6, 2006 (such date, as it may be extended by us, the “Expiration Date”), will be deemed accepted, subject to the proration provisions described below, and may not be withdrawn. UNIBANCO – União de Bancos Brasileiros S.A. (“Unibanco”), as intermediary agent, guarantees the settlement of the tender offer, except with respect to a competing offer from another offeror, as described in the Offer to Purchase.

To participate in the tender offer, a holder of common shares or preferred shares (including preferred shares represented by ADSs) of Embratel Holdings must tender its shares no later than the Expiration Date by the times indicated below by following the instructions set forth below.

•	Direct Holders of Common Shares or Preferred Shares. A holder of common shares or preferred shares must, no later than 3:00 p.m., New York City time (the “Share Expiration Time), on the Expiration Date, either personally or by means of a duly appointed proxy, contact a broker authorized to conduct trades on the São Paulo Stock Exchange, present the documentation listed below and ask the broker to tender its shares in the auction on its behalf. To tender a holder’s shares, the holder’s broker must, no later than 9:00 a.m., New York City time, on the Auction Date (1) transfer the shares to the appropriate account maintained by Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or “CBLC”) for the purpose of the tender offer, and (2) present a sell order on behalf of the holder through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “EBTP3L” for the common shares and “EBTP4L” for the preferred shares. Holders must pay the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and CBLC, any fee or commission charged by their broker and any applicable taxes.

Common shares or preferred shares held directly are generally held either through CBLC or through Banco Itaú S.A., Embratel Holdings’ transfer agent. CBLC is the custodian for common shares and preferred shares of Embratel Holdings that are traded on the São Paulo Stock Exchange, and settlement of the tender offer will occur through the facilities of CBLC. Shareholders that have invested in shares of Embratel Holdings under Resolution No. 2,689/00 of the Brazilian National Monetary Council hold their shares through CBLC. These shareholders should ask their Brazilian representatives for purposes of Resolution No. 2,689/00 to contact such a broker on their behalf.

•	Holders of ADSs.

•	Tendering Through the Receiving Agent: An ADS holder may tender the preferred shares underlying its ADSs through The Bank of New York, as receiving agent for the tender offer, no later than the ADS Expiration Time, on the Expiration Date, in accordance with the instructions set forth in the Offer to Purchase and the accompanying letter of transmittal. The Bank of New York will then contact a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the preferred shares underlying the ADSs in the auction, and if the underlying preferred shares are accepted for purchase in the auction, those ADSs will be cancelled.

After acceptance by Telmex Solutions of the preferred shares underlying the ADSs tendered to the receiving agent (subject to any pro rata reduction as described below) and receipt of payment of the consideration for those shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$6.95 per 1,000 preferred shares, or R$34.75 per ADS (for reference, equivalent to approximately U.S.$15.95 per ADS based on the PTAX exchange rate of U.S.$1.00 = R$2.1789 on September 28, 2006), minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and CBLC and (3) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

•	Withdrawing Underlying Preferred Shares and Tendering Directly: As an alternative to tendering preferred shares underlying ADSs through the receiving agent, an ADS holder may participate directly in the tender offer as a holder of preferred shares by (1) surrendering to The Bank of New York, as ADS depositary, at 101 Barclay Street, New York, New York 10286, the ADSs that represent preferred shares that it wishes to tender, (2) paying a fee to the depositary in the amount of up to U.S.$5.00 per 100 ADSs or portion thereof surrendered and (3) paying any taxes or governmental charges payable in connection with its withdrawal of the shares from the ADS program. If an ADS holder surrenders ADSs and receives the preferred shares underlying the ADSs, the preferred shares so received will be registered at CBLC, and the holder will need to obtain its own foreign investor registration under Resolution No. 2,689/00 of the Brazilian National Monetary Council. After the holder appoints a Brazilian representative for purposes of Resolution No. 2,689/00, the holder must make arrangements for that representative to tender the preferred shares on its behalf in the same manner as any other direct holder of shares registered at CBLC. The Offer to Purchase includes additional information about Resolution 2,689/00. The holder will need to take these steps in sufficient time to allow its Brazilian representative to tender the preferred shares on its behalf no later than the Share Expiration Time, on the Expiration Date.

A beneficial owner that has shares registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender shares and may be charged a fee or commission by that person for tendering shares in the tender offer. In addition, the broker that tenders shares on behalf of any shareholder in the auction may charge a fee or commission for doing so. Each shareholder should consult its broker or nominee to determine what fees or commissions apply.

There will be no guaranteed delivery process to tender common shares or preferred shares (including preferred shares represented by ADSs).

According to Brazilian regulations, if more than one-third but less than two-thirds of the common shares or preferred shares held by public shareholders prior to commencement of the tender offer are tendered in the tender offer and not properly withdrawn, Telmex Solutions will only be permitted to purchase up to one-third of the shares of that class held by public shareholders. However, if more than two-thirds of the common shares and preferred shares (including preferred shares represented by ADSs), taken as a whole, held by public shareholders prior to commencement of the tender offer are tendered, Telmex Solutions will acquire all tendered shares. If, for the reasons described above, Telmex Solutions is prevented from purchasing all shares tendered in the tender offer, it will purchase the maximum number of shares of each class it is permitted to purchase, on a pro rata basis. Telmex Solutions will pay for shares accepted for purchase in the tender offer on the third Brazilian business day after the auction, in accordance with the rules established by CBLC.

To the extent permitted by applicable Brazilian and U.S. securities laws, the CVM and the U.S. Securities and Exchange Commission (“SEC”) and the terms of the tender offer, Telmex Solutions reserves the right, at any time (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered shares, (2) to amend the tender offer in any respect and (3) to terminate the tender offer without purchasing any shares. In order to comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Telmex Solutions may choose to make any public announcement, Telmex Solutions will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

Holders that have tendered their common shares or preferred shares (including preferred shares represented by ADSs) may withdraw from the tender offer, but for a withdrawal to be effective, the broker that has been instructed to tender shares in the auction, as described above, including the receiving agent’s broker, must withdraw the order to sell those shares before the beginning of the auction on the Auction Date. Any tender of shares will be irrevocable after that time. If a holder wishes to withdraw the tender of its shares, it is the responsibility of the holder to ensure that the broker that has been instructed to tender its shares receives instructions to withdraw the tender of those shares before that time. In order to allow the receiving agent’s broker to withdraw the order to sell preferred shares underlying ADSs on a timely basis, an ADS holder must submit a written notice of withdrawal to the receiving agent no later than the ADS Expiration Time, on the Expiration Date. In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions set forth below:

•	Direct Holders of Common Shares and Preferred Shares: If a shareholder holds common shares or preferred shares directly, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares in the auction on its behalf in sufficient time to enable the broker to withdraw the order to sell those shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker. Shareholders that wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the auction.

•	Holders of ADSs: If an ADS holder is participating in the tender offer by tendering the preferred shares underlying its ADSs through the receiving agent, its originally signed written notice of withdrawal must be received by the receiving agent no later than the ADS Expiration Time, on the Expiration Date, in the manner described in the Offer to Purchase.

If an ADS holder has surrendered its ADSs, withdrawn the underlying preferred shares from the ADS program and is participating directly in the tender offer, that holder or its Brazilian representative should contact the broker that it has instructed to tender shares on its behalf in sufficient time to enable the broker to withdraw the order to sell its shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker.

All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of common shares or preferred shares (including preferred shares represented by ADSs) or the form and validity (including time of receipt) of any notice of withdrawal will be determined by Telmex Solutions in its sole discretion, which determination shall be final and binding on all parties. Neither Telmex Solutions nor any of its affiliates or assigns nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or incur any liability for failure to give any such notification.

Withdrawals of tendered shares (including preferred shares represented by ADSs) may not be rescinded. Any shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the tender offer. However, holders of common shares and preferred shares that have properly withdrawn tendered shares may re-tender those shares at any time before the Share Expiration Time, on the Expiration Date, by following the procedures described in THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” in the Offer to Purchase. ADS holders that have properly withdrawn the preferred shares represented by their ADSs from the tender offer may re-tender those preferred shares through the receiving agent at any time before the ADS Expiration Time, on the Expiration Date, by following the procedures described in that section.

In accordance with Section 14(d)(5) of the Exchange Act, a shareholder that has tendered shares may withdraw those shares at any time after 60 days from the date hereof if the auction has not occurred before that date, by communicating its request to withdraw its shares in the manner described above.

Brazilian law does not provide for a subsequent offering period and therefore there will be no subsequent offering period in connection with the tender offer.

The receipt of cash in exchange for common or preferred shares of Embratel Holdings pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under Brazilian law, depending on the circumstances. Holders should review the description of U.S. federal income tax consequences and Brazilian tax consequences contained in the Offer to Purchase when evaluating the tender offer.

The Offer to Purchase contains a description of the accounting treatment of this transaction by Telmex.

The tender offer price represents a premium of approximately 31% over the closing market price for common shares on the São Paulo Stock Exchange, approximately 26% over the closing market price for preferred shares on the São Paulo Stock Exchange and approximately 25% over the closing market price for ADSs representing preferred shares on the NYSE, in each case, on May 5, 2006, the last trading day before the public announcement of the tender offer, which were R$5.30 per 1,000 common shares, R$5.52 per 1,000 preferred shares and U.S.$13.43 per ADS. The tender offer price also represents a premium of approximately 35% for common shares, 30% for preferred shares and 34% for ADSs of Embratel Holdings over the weighted average trading prices for the 30 calendar days ending on the last trading day before announcement of the tender offer.

The common shares and preferred shares of Embratel Holdings are listed on the São Paulo Stock Exchange under the ticker symbols “EBTP3” and “EBTP4,” respectively. On September 28, 2006, the last reported sale price of the common shares on the São Paulo Stock Exchange was R$6.80 per 1,000 common shares, and the last reported sale price of the preferred shares on the São Paulo Stock Exchange was R$6.82 per 1,000 preferred shares. On September 28, 2006, the last reported sale price of the ADSs on the NYSE was U.S.$15.64 per ADS. Each ADS represents 5,000 preferred shares of Embratel Holdings.

The information required to be disclosed by 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated into this announcement by reference. Telmex is also filing with the Securities and Exchange Commission a combined Schedule TO and Schedule 13e-3, together with exhibits, furnishing certain additional information with respect to the tender offer.

Embratel Holdings has provided Telmex Solutions with its shareholder lists maintained by CBLC and Banco Itaú S.A., the list of record holders of ADSs maintained by The Bank of New York, as ADS depositary, and the security position listing of The Depository Trust Company (“DTC”), as the book-entry transfer facility for ADSs of Embratel Holdings. The Offer to Purchase, the accompanying letter of transmittal and other relevant materials will be mailed by Telmex Solutions to the record holders of ADSs and the U.S. resident record holders of common shares and preferred shares of Embratel Holdings whose names appear on the shareholder lists provided by Embratel Holdings, and will be furnished, for subsequent transmittal to the beneficial owners of ADSs and the U.S. resident beneficial owners of common shares and preferred shares of Embratel Holdings, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in the security position listing of the DTC. Telmex Solutions will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding the tender offer materials to their customers. Telmex Solutions will also mail the Offer to Purchase, the accompanying transmittal letter and other relevant materials to any registered or beneficial holder of common shares, preferred shares or ADSs of Embratel Holdings that requests a copy of the tender offer materials.

Questions or requests for assistance may be directed to the information agents set forth below. Copies of the Offer to Purchase and, for holders of ADSs, the related letter of transmittal, may be obtained through the information agents and will be furnished promptly upon request at Telmex’s expense. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The Brazilian information agent

for the tender offer is:

MZ Consult Serviços e Negócios Ltda.

Av. Naçoes Unidas, 12.995, 20th Floor

Brooklin, São Paulo, 04578-000

+55 21 4004-5021

www.telmex.com/opa-embratel

The U.S. information agent

for the tender offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

tenderoffer@mackenziepartners.com

www.mackenziepartners.com

An ADS holder that has questions about how to participate in the tender offer through the receiving agent should contact the U.S. information agent above.

Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.

October 3, 2006